Exhibit 99.1

Q&K Announces Issuance of Shares to CB Holders and Certain Lender

SHANGHAI, China, May 25, 2022 (GLOBE NEWSWIRE) -- Q&K International Group Limited (NASDAQ: QK) (“Q&K” or the “Company”), a leading technology-driven long-term apartment rental platform in China, announced today that the Company and the holders (the “CB Holders”) of its convertible note dated July 29, 2020 (the “2020 CB”) entered into certain amendments dated May 25, 2022 (the “Amendments”) to the 2020 CB and related transaction documents. Pursuant to the Amendments, the conversion price of the 2020 CB was adjusted to being the price calculated as seventy five percent 75% of the 15-Trading Day average closing price of the Company’s American Depositary Shares (the “ADS”), each representing 150 class A ordinary shares of the Company, as of May 13, 2022 (the “Conversion Price”). Also pursuant to the Amendments, all of the issued and outstanding warrants previously issued to the CB Holders in connection with the 2020 CB are deemed to have expired and the Company will have no further obligation to issue additional warrants to the CB Holders in connection with the 2020 CB.

On May 25, 2022, the CB Holders elected to convert, and converted, all of the US$64,729,973 outstanding principal amount of the 2020 CB and all the accrued but unpaid interest as of such date at the Conversion Price, resulting in the issuance of 15,414,467,400 class A ordinary shares or 102,763,116 ADSs.

In addition, on May 25, 2022, the Company issued 8,617,124,250 class A ordinary shares to a lender (the “Lender”) of its outstanding facility (the “Converted Loan”) at a per share price equal to the Conversion Price divided by 150 (being the ADS to class A ordinary share ratio), or for a total consideration of US$36,185,890. The payment of the total consideration is set off by the repayment by the Company of the outstanding amount (including any accrued but unpaid interest) owed by the Company to the Lender under the Converted Loan.

Immediately following these issuances, the Company has 25,506,250,861 class A ordinary shares outstanding.

The CB Holders and the Lender are non-U.S. persons, and the transactions are offshore transactions exempt from registration with the U.S. SEC under Regulation S of the United States Securities Act of 1933, as amended.

“We believe the CB and loan conversion demonstrates the CB Holders and Lender’s confidence in our business and long-term success. It also helps optimize our capital structure and significantly reduce the Company’s financial burden.” commented Chengcai Qu, the chief executive officer of the Company.

About Q&K

Q&K International Group Limited (NASDAQ: QK) is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. Q&K leverages advanced IT and mobile technologies to manage rental apartments in various cities in China. Technology is the core of Q&K’s business and is applied to its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables Q&K to operate a large, dispersed, and fast-growing portfolio of apartments with high operational efficiency and deliver a superior user experience.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company and its subsidiaries’ (collectively, the “Group”) operations and business outlook contain forward-looking statements. Such statements involve certain risks, uncertainties and other factors that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the Group’s ability to access financing on favorable terms in a timely manner and maintain and expand its cooperation with financial institutions; the Group’s ability to continue as a going concern in the future or achieve or maintain profitability; the Group’s ability to effectively respond to the challenges and uncertainties resulting from the COVID-19 pandemic and other outbreaks and catastrophes; the Group’s ability to manage its growth; the Group’s ability to integrate strategic investments, acquisitions and new business initiatives; the Group’s ability to control the quality of its operations, including the operation of the rental apartments managed by its own apartment managers or by third-party contractors; the Group’s ability to attract and retain tenants and landlords, including tenants and landlords from its acquired lease contracts; the Group’s ability to resolve disputes with third parties; the Group’s ability to manage its brand and reputation; the Group’s goal and strategies; the Group’s limited operating history; the Group’s ability to compete effectively; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Group’s filings with the U.S. Securities and Exchange Commission. Except as required by law, the Group does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Q&K

E-mail: ir@qk365.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +852-6686-1376

E-mail: rvanguestaine@ChristensenIR.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com